                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               ZAPATA CORPORATION
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.25 PER SHARE

                                   989070R17
                                 (CUSIP NUMBER)

                               BRAD S. AKIN, ESQ.
                    GRESHAM, DAVIS, GREGORY, WORTHY & MOORE
                           A PROFESSIONAL CORPORATION
                        112 EAST PECAN STREET, SUITE 900
                            SAN ANTONIO, TEXAS 78205
                                 (210) 226-4157

                      (NAME, ADDRESS AND TELEPHONE NUMBER
                    OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                 APRIL 11, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

           IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON
           SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE
           SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
           SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE
           FOLLOWING BOX [_]

           CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH
           THE STATEMENT [_]

                               Page 1 of 7 Pages
mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Benjamin D. Holt, Jr. is a citizen of the United States of America.

(c)
     (1) On December 29, 1994, Peter M. Holt made an aggregate gift of 9,392 shares to two trusts for the benefit of his children. On the same date, the Peter M. Holt Grantor Trust made an aggregate gift of 2,460 shares to the same trusts. Mr. Holt's wife is the sole trustee of each of such trusts.

     (2) Between March 26, 1996 and March 29, 1996, Benjamin D. Holt, Jr. sold an aggregate of 144,000 shares on the open market. The dates, numbers of shares sold and price per share for such transactions is as follows:


Date                   Shares Sold   Price
- ----                   -----------  --------
     March 26, 1996         25,500  $  3.220
     March 27, 1996          8,500  $  3.095
     March 28, 1996         40,500  $  3.220
                            39,500  $  3.095
     March 29, 1996         30,000  $  3.220
                           -------
     Total                 144,000

     (3) Between April 1, 1996 and April 8, 1996, the Peter M. Holt Grantor Trust sold an aggregate of 113,500 shares on the open market. The dates, numbers of shares sold and price per share for such transactions is as follows:


Date                  Shares Sold  Price
- ----                  -----------  ------
     April 1, 1996         50,000  $3.220
     April 2, 1996         15,000  $3.345
     April 3, 1996         30,500  $3.345
     April 4, 1996         14,000  $3.345
     April 8, 1996          4,000  $3.345
                          -------
     Total                113,500

     (4) On April 11, 1996, Peter M. Holt, Benjamin D. Holt, Jr., the S Stock GST Trust for Peter M. Holt, the Holt Corporate Stock Life Trust - 1985, and the Holt Corporate Stock Marital Trust - 1985 sold an aggregate of 2,132,585 shares in a negotiated transaction. The name of the seller, number of shares sold and price per share for such transaction is as follows:


Seller                                            Shares Sold  Price
- ------                                            -----------  -----
     Peter M. Holt                                    862,756  $3.44
     S Stock Trust for Peter M. Holt                  213,938  $3.44
     Holt Corporate Stock Life Trust - 1985           194,923  $3.44
     Holt Corporate Stock Marital Trust - 1985        201,419  $3.44
     Benjamin D. Holt, Jr.                            659,549  $3.44
                                                    ---------
     Total                                          2,132,585  $3.44

                               Page 5 of 7 Pages

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                 /s/ Peter M. Holt
                                 ----------------------------------------
                                 Peter M. Holt



Dated: May 6, 1996

                               Page 7 of 7 Pages